Exhibit 99.1

News release

Cenovus announces President & Chief Executive Officer succession
Alex Pourbaix becomes Executive Chair and Jon McKenzie becomes President & CEO

Calgary, Alberta (February 16, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that as part of the company’s leadership succession plan, Alex Pourbaix will shift to the role of Executive Chair and Jon McKenzie, the company’s current Executive Vice-President & Chief Operating Officer, will become President & Chief Executive Officer. These changes will take effect at the conclusion of the company’s annual general meeting (AGM) scheduled for April 26, 2023. At the AGM, McKenzie will be nominated for election to the Board of Directors.

“Under Alex’s exceptional direction, Cenovus has transformed into a resilient, integrated energy leader. Externally, Alex goes above and beyond as a tireless advocate for the Canadian energy industry,” said Keith MacPhail, Chair of the Board. “The Board has dedicated significant time to ensuring Cenovus has a strong internal succession plan and Alex has guided the development of excellent CEO candidates. We are confident that Jon’s breadth of experience, together with Alex’s ongoing commitment to the company, position Cenovus well to deliver on the strategy that’s been established and achieve continued success.”

“One of Cenovus’s greatest strengths is the company’s exceptionally talented people and I’m very proud of what we’ve been able to achieve together,” said Pourbaix. “Jon – with his leadership strength, strategic vision, financial discipline, commercial acumen and knowledge of the business – is more than ready for the President & CEO role. I’m excited to continue working closely with Jon to support Cenovus and our industry as Executive Chair.”

McKenzie has more than three decades of finance and operations experience, primarily in the Canadian oil and natural gas industry. He joined Cenovus in 2018 as Chief Financial Officer, and was instrumental in Cenovus's strategic merger with Husky Energy, where he served as Chief Financial Officer from 2015 to 2018.

“I am moving to this role at a time when the company is well positioned to thrive through any cycle,” said McKenzie. “That’s a credit to Alex’s leadership and his vision for Cenovus. His decision to move to the Executive Chair role shows his dedication to the company’s long-term success.”

As Executive Chair, Pourbaix will be responsible for providing leadership to the Board and ensuring ongoing strong governance, while supporting management’s execution of the company’s strategy. Pourbaix will also remain focused on external matters relevant to Cenovus and the industry, including advancement of policy that supports a competitive Canadian energy sector and ongoing leadership with the Pathways Alliance.

After five years as a director, including three as Chair, MacPhail has decided to retire from the Cenovus Board as of this year’s AGM.

"On behalf of the company and the Board of Directors, I want to thank Keith for his leadership and commitment to the Board, and our employees, communities and stakeholders,” said Pourbaix. “Keith led the company through a period of significant transformation, accelerated its growth and was a key voice in developing our strategy, which we believe will support our continued success."

With Pourbaix taking on the role of Executive Chair, Claude Mongeau will assume the role of Lead Director to ensure the Board continues to operate independently. Mongeau, a Cenovus Board member since December 2016, will also be available to engage with shareholders and other key stakeholders on behalf of the Board.

"The role of Lead Director is important to ensure independence and strong corporate governance continues to be a hallmark of the Board,” said MacPhail. “With Alex and Claude leading the Board, and Jon as President & CEO, the company remains well served by exemplary leaders. It has been an honour and privilege to lead this Board and I could not be prouder of the accomplishments we have delivered during my tenure.”

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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